04015449

UNITED STATES
[S]ND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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APR 23 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Carret Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street - 19th Floor
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Vega, President | (212) 207-2304
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

750 Third Avenue (Address) | New York (City) | NY (State) | 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Marco Vega, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carret Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE TARNOWSKI
Notary Public, State of New York
No. 01TA5029025
Qualifed in Nassau County
Certificate Filed In New York County
Commission Expires June 13, 2006

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret and Company LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Carret Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Carret Securities LLC (a wholly owned subsidiary of Carret and Company LLC) as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carret Securities LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 10, 2004

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret and Company LLC)

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash	$ 58,687
Due from clearing broker	310,804
Deposit with clearing broker	100,885
Due from Parent	83,342
Prepaid expenses	29,993
	$ 583,711
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Note payable to clearing broker	$ 183,333
Accrued interest payable	3,663
Accounts payable and accrued expenses	35,000
	221,996
MEMBER'S CAPITAL	361,715
	$ 583,711

See notes to statement of financial condition

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret and Company LLC)

Notes to Statement of Financial Condition
December 31, 2003

NOTE A - ORGANIZATION AND BUSINESS

Carret Securities LLC (the "Company") was organized as a Delaware limited liability company in September 2000. The sole member and parent is Carret and Company LLC (the "Parent" or "Member").

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Agreement.

The Company is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and clears all securities transactions on a fully disclosed basis pursuant to a clearing agreement. The correspondent broker is a member of the New York Stock Exchange. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Income taxes:

As a wholly owned limited liability company, the Company is not subject to federal, state, and local taxes. All items of income, expenses, gains and losses are reportable by the sole member for tax purposes.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - DEPOSIT WITH CLEARING BROKER AND FORGIVABLE PROMISSORY NOTE PAYABLE

The Company owns a short-term United States Government Treasury bill. The Treasury bill is stated at fair value and is held by the Company's clearing broker to satisfy its required deposit under the clearing agreement.

In October 2002, the Company's clearing broker provided a $275,000 loan to the Company, which executed a forgivable promissory note payable (the "Note") to the clearing broker. The note accrues interest at the rate of 8% per annum. The principal and accrued interest amounts are due and payable as follows:

September 30, 2004	$ 106,333
September 30, 2005	$ 99,000

Pursuant to the terms of the note, each annual installment of principal and interest shall be forgiven if the Company continues its present clearing brokerage arrangement, or enters into a new clearing agreement with the broker, and such arrangement or new agreement has not been terminated by the annual installment due date. Any unforgiven principal amount and all accrued interest thereon becomes immediately due and payable on an accelerated basis upon the termination of the clearing arrangement or the commencement of any proceeding to adjudicate the Company bankrupt or insolvent, or seeking to liquidate or reorganize the Company.

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret and Company LLC)

Notes to Statement of Financial Condition
December 31, 2003

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $223,100, which was $173,100 in excess of its required net capital of $50,000 and the Company's ratio of aggregate indebtedness to net capital was 1 to 1.

NOTE E - RELATED PARTY TRANSACTIONS

Expenses are allocated to the Company by its Parent based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. At December 31, 2003, the Parent owed the Company $83,342 based on a net overpayment attributable to revisions of estimated expenses allocated during the year.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK/CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company's clearing broker is highly capitalized and a member of major securities exchanges.

The Company keeps cash with a major bank. Account balances may exceed the FDIC insurance limit.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Parent has been sponsoring three defined contribution pension plans (a Money Purchase Plan which requires a mandatory contribution, a Profit Sharing Plan for which contributions are at management's discretion and a 401(k) plan) covering substantially all of its employees. During 2001, an amendment to the Money Purchase Plan was adopted, effective January 2002, requiring a "zero percent" of salary contribution by the Parent, effectively freezing that plan pending a decision to terminate both the Money Purchase Plan and the Profit Sharing Plan and distribute or rollover the assets pursuant to written elections.

All employees, age 21 or older, are eligible to participate in the Parent's 401(k) plan on the first day of the quarter succeeding their entry date. The employees are eligible to contribute up to the annual dollar amount permitted by law ($12,000 in 2003) to the 401(k) plan. During 2002, management decided to effectuate a matching provision whereby the Company contributes 3%, up to a maximum of $3,600, of the employee's annual earnings for all those participants who remained employed as of year-end.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

The Company has a five-year employment agreement through January 30, 2005 with a key employee. Pursuant to the agreement, the employee is entitled to receive compensation based on 45% of gross commissions collected from the accounts which the employee represents.

NOTE H - SUBSEQUENT EVENT - PENDING SALE OF ASSETS

In January 2004, the Company's Parent, and affiliated holding companies, entered into an agreement to sell substantially all of the assets of the Parent, which includes Carret Securities LLC. The buyer has agreed to the acquisition subject to the satisfaction of certain specified conditions and criteria.